Exhibit 99.1



STATE OF ILLINOIS
DEPARTMENT OF INSURANCE

IN THE MATTER OF:

TRIAD GUARANTY INSURANCE CORPORATION
AND
TRIAD GUARANTY ASSURANCE CORPORATION

HEARING NO. 12-HR-0902

<u>AUTHORITY TO CONDUCT HEARING</u>

I, the undersigned, Director of the Department of Insurance of the State of Illinois, pursuant to Sections 401, 402 and 403 of the Illinois Insurance Code (215 ILCS 5/401, 5/402 and 5/403) designate and appoint Louis Butler, an employee of the Department of Insurance, State of Illinois, as Hearing Officer to conduct a Hearing in the above-entitled matter, to be held at the James R. Thompson Center, Room #9-040, 100 W. Randolph St., Chicago, Illinois, on September 10, 2012 at the hour of 10:00 A.M., or as soon thereafter as the business of the Department of Insurance will permit.

The Hearing Officer so designated by the Director of Insurance will be empowered to administer oaths, examine witnesses and require the production of any books, records, documents or papers relevant to the inquiry.

Date: _8-22-12_

DEPARTMENT OF INSURANCE
of the State of Illinois;



Andrew Boron
Director



STATE OF ILLINOIS
DEPARTMENT OF INSURANCE

IN THE MATTER OF:)

)

TRIAD GUARANTY INSURANCE CORPORATION   )

                       AND   )   HEARING # 12-HR-0902

TRIAD GUARANTY ASSURANCE CORPORATION)

)

<u>NOTICE TO TRIAD GUARANTY INSURANCE CORPORATION
AND TRIAD GUARANTY ASSURANCE CORPORATION POLICYHOLDERS</u>

YOU ARE HEREBY NOTIFIED and invited to present testimony to the Illinois Director of Insurance, Andrew Boron (Director), or his designee, at a public hearing conducted pursuant to Sections 401, 402, 403 and 186.1 of the Illinois Insurance Code (215 ILCS 5/401, 5/402, 5/403 and 5/186.1) concerning the below listed financial issues regarding Triad Guaranty Insurance Corporation and Triad Guaranty Assurance Corporation (hereinafter collectively referred to as "Triad"). The hearing will be held on September 10, 2012 at 10:00AM at the James R. Thompson Center, Room # 9-040, 100 West Randolph Street, Chicago, Illinois, 60601.

YOU ARE FURTHER NOTIFIED that the Director of Insurance will receive testimony on the following issues, as they relate to Triad's obligations under Amended Corrective Order 01-2009:

- Whether Amended Corrective Order 01-2009 (the "Order") shall be amended to allow Triad to forego or reduce future funding of the escrow supporting the forty percent (40%) unpaid balance of each default claim on a loan insured by Triad (the "Deferred Payment Obligations").

- Whether the Order shall be further amended to allow Triad to limit the interest credit on its Deferred Payment Obligations under the Order to the amount of net investment income earned by Triad.

- Whether Triad should be permitted to continue to "runoff" its existing book of insurance business or whether the Department should implement a different regulatory approach.

YOU ARE FURTHER NOTIFIED that testimony may be given orally at the Hearing and/or by written statement. Policyholders and the public need not be in attendance at the Hearing to submit written statements. Written statements must be submitted no later than September 11, 2012 to Louis Butler, Staff Attorney, Illinois Department of Insurance, 100 W. Randolph, Suite 9-301, Chicago, Illinois 60601, or by email to <u>louis.butler@illinois.gov</u>.

YOU ARE FURTHER NOTIFIED that space for attendees at the Hearing is limited. Policyholder attendees are limited to two persons per policyholder. All attendees must pre-notify the Department of their attendance by emailing confirmation to the Department at louis.butler@illinois.gov. no later than September 6, 2012. Failure to notify the Department of your intention to attend may preclude your attendance and/or providing oral testimony. The Department reserves the right to establish time restraints on all oral testimony.

YOU ARE FURTHER NOTIFIED that, at the discretion of the Director of Insurance, policyholders and the public may seek clarification from the Department respecting matters identified in this Notice.

YOU ARE FURTHER NOTIFIED that this proceeding does not constitute a waiver of the confidentiality provisions of Section 186.1 of the Illinois Insurance Code with respect to issues not expressly identified above.

YOU ARE FURTHER NOTIFIED that the State of Illinois requires all persons, prior to entering the State Offices in Chicago to present one of the following forms of photo identification and to submit to a security screening:

- Valid driver's license or valid identification card from any U.S. state;
- Valid U.S. passport or valid passport issued by another country;
- Any valid military identification, or valid picture identification issued by a government entity within the U.S.; or
- Valid identification issued by a foreign consulate.

FAILURE TO PRESENT ACCEPTABLE PHOTO IDENTIFICATION WILL RESULT IN YOUR BEING DENIED ACCESS TO THE HEARING.

Date: 8-22-12



Andrew Boron
Director of Insurance